13791 E. Rice Place, Suite 107

Aurora, Colorado 80015

VIA EDGAR – FORM RW

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ChineseInvestors.com, Inc. Request to Withdraw Registration Statement on Form S-1 File No. 333-178655

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-178655), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 21, 2011 and has not become effective.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement.  The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.  The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

It is our understanding that in accordance with Rule 477(b), this application for withdrawal of the Registration Statement will be deemed granted at the time this application is filed with the Commission unless, within 15 calendar days after such filing, the Commission notifies the Registrant that the application for withdrawal will not be granted.

Should you have any questions regarding this matter, please call counsel to the Company, Dennis Brovarone at 303 466 4092.

Very truly yours,

ChineseInvestors.com, Inc.

By:	/s/ Wei Wang
Wei Wang President and Chief Executive Officer